SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a -16 or 15d -16 of
                       the Securities Exchange Act of 1934


                      Report on Form 6-K for 6 August 2002

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F __X__ Form 40-F _____


     Enclosures:

     A News Release dated 6 August 2002 announcing the results of The BOC Group plc for the nine months ended 30 June 2002.

                                                       Page 1 of Total 17 Pages

                                [GRAPHIC OMITTED]



                   Chertsey Road, Windlesham, Surrey, GU20 6HJ
                    Tel: +44 1276 477222 Fax: +44 1276 471333



                                  NEWS RELEASE




                                                        FOR IMMEDIATE RELEASE
                                                                6 August 2002



                   RESULTS FOR THE NINE MONTHS TO 30 JUNE 2002



WINDLESHAM, UK (6 Aug 2002) -- Industrial gases drive growth for BOC in the third quarter.



                         Fiscal third quarter                     9 months to 30 June

                         2002      2001       change    change    2002     2001       change    change
                         (pound)m (pound)m1   constant  actual    (pound)m (pound)m1  constant  actual
                                              currency  currency                      currency  currency

Turnover                 1044.2    1017.0     +8%        +3%      2973.8   3143.0     -1%        -5%

Profit before
interest 2               135.8     129.6      +9%        +5%      366.2    403.0      -5%       -9%

Profit before tax 2      119.0     114.0      +8%        +4%      315.2    351.8      -6%       -10%

Earnings per share 2     15.4p     14.3p      +11%       +8%      40.4p    43.1p      -4%       -6%


1 Restated for full adoption of FRS17 (retirement benefits) and FRS19 (deferred tax)

2 Excluding exceptional items. After exceptional items, profit before interest was(pound)108.8m for the third quarter and(pound)316.2m for the nine months (year ago:(pound)68.5m and(pound)336.5m), profit before tax was(pound)92.0m for the third quarter and(pound)265.2m for the nine months (year ago:(pound)52.9m and(pound)285.3m), EPS were 11.43p for the third quarter and 33.06p for the nine months (year ago: 5.15p and 35.26p)

Highlights

     o The Group performed strongly. Excluding BOC Edwards, operating profit was up 14 per cent in the third quarter and up 12 per cent for the nine months.

     o There was a particularly strong performance from BOC's Process Gas Solutions business as a result of cost reduction and new business.

     o BOC Edwards' results in the third quarter were lower than a year ago - reflecting conditions in the semiconductor industry - but operating profit was more than double the previous quarter.

     o Free cash flow before investing activities was (pound)89.1 million in the third quarter.


Group Chief Executive, Tony Isaac said,

'In the third quarter, the Group has performed significantly better than a year ago. The results were boosted by improved profitability in Process Gas Solutions. The favourable Group profit trend was also reflected in strong cash flow and a further increase in return on capital. In the year to date, weakness in the semiconductor equipment market depressed BOC Edwards' business and masked the continued growth in all the other parts of the Group. Although BOC Edwards' profit in the third quarter was lower than a year ago, it was more than double the level of the previous quarter.'

                                                       Page 2 of Total 17 Pages

GROUP RESULTS

Results continue to be stated after fully adopting the UK accounting standards FRS17 (retirement benefits) and FRS19 (deferred tax). Comparative figures of a year ago are restated accordingly. After charging exceptional items of (pound)50.0 million, profit before interest and tax for the nine months was (pound)316.2 million, profit before tax was (pound)265.2 million and earnings per share were 33.1p. Excluding these exceptional items, profit before interest and tax for the nine months was (pound)366.2 million, profit before tax was (pound)315.2 million and earnings per share were 40.4p.

Exceptional items for the nine months include restructuring charges of (pound)27.3 million, mostly charged in previous quarters, and a (pound)20.8 million charge in the third quarter relating to the proposed combination of BOC Process Plants with Linde in the US.

Year ago comparisons are adversely affected by exchange rate movements, mainly for the South African rand and, in the third quarter, for the US dollar. If the results of a year ago had been translated at the rates applied to this year, turnover would have been reduced by (pound)46.2 million for the third quarter and (pound)137.7 million for the nine months. Excluding exceptional items, the corresponding reductions in profit before interest would have been (pound)5.2 million and (pound)17.7 million, while profit before tax would have been (pound)3.9 million and (pound)14.8 million less. Earnings per share would have been reduced by 0.3p and 1.1p.

Results are quoted at actual exchange rates but percentage changes are shown below on the basis of constant exchange rates to eliminate the effect of exchange translation. Comparisons are made with the same period a year ago unless otherwise stated. All references to the third quarter mean the fiscal quarter from April to June. Profits are shown excluding exceptional items.

All business segments, apart from BOC Edwards, achieved improved turnover and profits in the third quarter. In aggregate, the businesses other than BOC Edwards achieved a 9 per cent increase in turnover and a 14 per cent increase in operating profit for the third quarter. Although BOC Edwards' operating profit remained below the level of a year ago, as expected from the order intake, it was more than double that of the previous quarter.

The major acquisitions and investments in the third quarter were the investment in the joint venture with YPC to acquire existing air separation units at Nanjing, China, the acquisition of Unique Gas in Thailand and the acquisition of Semco to form part of BOC Edwards. Acquisitions made this fiscal year accounted for an additional (pound)44 million of turnover in the third quarter.

Group return on capital for the 12 months to 30 June 2002 was 12.2 per cent and
13.7 per cent excluding BOC Edwards, after five successive quarters of improvement. Cash flow before investing activities remained strong and reached (pound)89.1 million in the third quarter, not far below the record level of a year ago.


PROCESS GAS SOLUTIONS

New plants coming into production and increased tonnage gas volumes to existing customers offset somewhat lower volumes in major merchant markets for liquefied gases. Operating profit grew significantly faster than turnover principally because of business efficiency programmes leading to lower costs. Realisation of these savings was also supported by a continuation of positive price trends.

                           Third quarter                  9 months to 30 June

Process Gas Solutions      2002       2001     Change     2002       2001       Change
(excluding exceptional    (pound)m   (pound)m  (constant  (pound)m   (pound)m   (constant
items)                                         currency)                        currency)

 Turnover                  302.8      302.1     +3%        894.1      895.0     +2%

 Operating profit          50.2       40.7      +26%       137.2      119.2     +17%



In the US, tonnage volumes were strong as demand from domestic steel producers picked up in response to import tariffs and quotas. New plants came into production in Ohio during May and in North Carolina during June. Sales of liquefied atmospheric gases were affected by weaker demand across a range of industries.

                                                       Page 3 of Total 17 Pages

UK turnover and operating profit were boosted by production from the new plant supplying hydrogen to Huntsman on Teesside. Cost reduction was also a key factor behind an improved operating profit in the UK.

Operating profit increased in the south Pacific, as a result of increased revenues from tonnage customers. Poor trading conditions in the merchant market led to a reduced profit in Singapore. The third quarter also included a contribution from BOC's investment in the new joint venture with YPC in Nanjing, China. During May the joint venture acquired existing air separation plants and began supplying product to its customers.


INDUSTRIAL AND SPECIAL PRODUCTS

Turnover and operating profit improved in the third quarter in all major territories apart from Japan. Approximately 3 per cent of the increase in turnover was accounted for by acquisitions and a further 1 per cent by higher LPG prices that did not affect margins. Underlying sales growth made up the remainder of the increase.

                           Third quarter                  9 months to 30 June

Industrial and Special    2002       2001      Change     2002       2001       Change
Products                  (pound)m   (pound)m  (constant  (pound)m   (pound)m   (constant
(excluding exceptional                         currency)                        currency)
items)

Turnover                  421.3       396.8    +10%       1189.6      1171.5    +6%

Operating profit           64.3        63.5    +5%         184.2       180.9    +7%


Demand continued to grow in the south Pacific region. In South Africa the weaker currency helped to stimulate exports of manufactured goods, which was reflected in gas sales. Exports of welding equipment manufactured by Afrox, BOC's South African subsidiary, also increased. Operating profit growth in South Africa was sufficient to offset the sharp decline in the value of the rand relative to sterling. The trend of falling LPG prices, which had masked some underlying growth in previous quarters, was reversed in the third quarter.

Weak manufacturing activity in the UK and the US continued to provide a challenging trading environment for industrial products.

Turnover growth in Australia was driven more by equipment sales than increased gas volumes but there was some improvement in the manufacturing economy. Increased sales of medical gases in the UK were supported by the continuing introduction of lightweight cylinders principally for use by the emergency services. Industry acceptance of a self-rescue pack providing emergency oxygen for mineworkers was an additional factor behind the growth in South Africa.

Manufacturing activity in the US - especially in the automobile industry - remained weak and this was reflected in stagnant demand for industrial products. Additional helium liquefaction and purification facilities were brought into production in the US during the third quarter.

The acquisition of Unique Gas in Thailand was also completed during the quarter. This adds significant merchant LPG and ammonia business to BOC's existing operations in Thailand.

                                                       Page 4 of Total 17 Pages

BOC EDWARDS

Excluding acquisitions and disposals of businesses, turnover would have been down some 8 per cent in the third quarter. Increased order intake during the previous quarter was reflected in sales of semiconductor vacuum equipment that were sharply higher in the third quarter than in the second. As expected, this led to a two-fold increase in operating profit for BOC Edwards as a whole when compared with the second quarter.

                           Third quarter                  9 months to 30 June

BOC Edwards               2002       2001      Change     2002       2001       Change
(excluding exceptional   pound)m   (pound)m   (constant  (pound)m   (pound)m    (constant
items)                                        currency)                         currency)


Turnover                 185.4       185.7      +3%        502.4     689.4      - 26%

Operating profit           9.1        13.6     - 31%        17.1      73.8      - 76%


Equipment sales in the third quarter included significant shipments to semiconductor manufacturers in Taiwan, China and Japan. Turnover of electronic materials and gases were also better than the previous quarter but revenues included a significant element from lower-margin gas piping and equipment. Better capacity utilization in semiconductor manufacturing led to increased activity for the Kachina process tool parts cleaning business and hence improved profitability.

Sales of turbomolecular pumps by the Japanese operation purchased from Seiko at the end of the second quarter continued to grow and this was reflected in a higher operating profit. The integration of the former Smiths Industries general vacuum business continued and profitability improved.

The recently acquired technology companies Semco and Hydromatix are in the process of being integrated with the chemical management division.

During the third quarter, semiconductor equipment orders remained strong and were ahead of the second quarter. Even so the medium-term outlook remains uncertain because of month-to-month variations and no evidence of a sustained growth trend in the end-use markets. In this climate, the precise timing of further significant investments by semiconductor manufacturers in the next generation of production technologies is unpredictable.

BOC has established a joint venture with Lienhwa Industrial Corporation (LHIC), BOC's existing joint venture partner in Taiwan. This is expected to maximise the opportunities for BOC and LHIC to develop business with Taiwanese ventures in the Peoples' Republic of China. The focus will be on semiconductor and related electronics investments for gas and gas-related projects. It will also augment the existing resources and infrastructure of BOC in China.


AFROX HOSPITALS

Occupancy levels in the third quarter were similar to a year ago and activity measured in terms of patient days was slightly higher on a like for like basis. The principal reason for the increase in turnover and profit was the integration of the Amahosp and Wilgers hospital groups during the second quarter.

                           Third quarter                  9 months to 30 June

Afrox hospitals          2002       2001      Change      2002       2001       Change
(excluding exceptional  (pound)m   (pound)m   (constant  (pound)m   (pound)m    (constant
items)                                        currency)                         currency)

Turnover                 69.2        76.0      +22%       190.9      215.3       +22%

Operating profit          8.8         8.1      +42%        20.8       22.3       +26%


                                                       Page 5 of Total 17 Pages

Price increases were sufficient to offset the impact of local cost inflation and the impact of exchange rate movements on the cost of imported pharmaceuticals and surgical products was recovered.


GIST

Increased turnover in the third quarter reflected brisk activity in the food supply chain for Marks & Spencer as well as the new business with Budgens and Ocado. Operating profit increased correspondingly.

                           Third quarter                  9 months to 30 June

Gist                       2002       2001     Change     2002       2001       Change
(excluding exceptional     (pound)m   (pound)m (constant  (pound)m   (pound)m  (constant
items)                                         currency)                        currency)

Turnover                   65.5       56.4      +16%       196.8      171.8     +14%

Operating profit            7.9        6.6      +20%        19.8       16.7     +18%


Gist took on new chilled food warehousing and distribution business for Marks & Spencer during the third quarter and now handles the whole of this activity throughout the UK. At the same time good progress was made in the Budgens warehousing and distribution business and in developing supply chain operations for Ocado in collaboration with Waitrose, part of the John Lewis Partnership.


CASH FLOW, FINANCE AND TAX

Operating cash flow before exceptional items for the nine months to June 2002 was (pound)539.2 million compared with (pound)546.7 million for the same period a year ago. Excluding cash flow from BOC Edwards, which was lower in the third quarter than a year ago, operating cash generation elsewhere in the Group maintained the quarter on quarter improvement shown in the first half of this year.

The net cash outflow for the nine months, before exceptional items, was (pound)113.5 million, but this reflects an inflow for the third quarter of (pound)15.2 million. The most significant acquisition outflow in the third quarter was for the acquisition of the Unique Gas business in Thailand, while capital expenditure remains at levels similar to last year. For the nine months, free cash flow before investing activities was (pound)88.8 million.

Net borrowings at the end of June 2002 were (pound)1,395 million, an increase of (pound)122.9 million for the nine months. The net interest charge, before deducting interest capitalised, was covered 4.5 times by operating profit before exceptional items. This is an improvement on the figure of 4.1 times for the same period a year ago. Return on capital employed was 12.2 per cent. This was down from 13.1 per cent a year ago entirely because of the reduction in BOC Edwards' operating profit. The aggregate return on capital for the rest of the Group improved for the fifth quarter in succession to reach 13.7 per cent compared with 12.6 per cent a year ago. Net debt to capital employed was 34.3 per cent compared with 31.1 per cent this time last year. The underlying rate of tax on profit before tax excluding exceptional items was 31 per cent, compared with just over 32 per cent for the same period a year ago.


RETIREMENT BENEFITS
The BOC Group has fully adopted FRS17 and calculations of the expected returns on pension fund assets for accounting purposes are therefore based on a spot valuation at the financial year-end. The decline in equity values since BOC's financial year-end seems likely to reduce the base value for calculation of the expected return on pension fund assets for accounting purposes in 2003. The effect of a 10 per cent decline in UK equity valuations would be to reduce the expected return on UK pension fund assets by approximately (pound)7 million.

Actuarial funding calculations are based on different criteria. The three-yearly actuarial valuation of UK pension fund assets was scheduled at the end of March 2002. Preliminary indications are that the scheme was fully funded at that time. Advisers have been asked to evaluate the funding implications of the decline in market values since 31 March. When a full assessment has been completed this will be presented to the

                                                       Page 6 of Total 17 Pages

BOC Pension Fund Trustees for discussion with the company. The US pension fund remains significantly over-funded.


OUTLOOK
Some recovery in semiconductor order intake has enabled BOC Edwards to raise its profit from the low point of the last two quarters and order intake in the third quarter should provide sufficient activity to hold the segment operating profit at the improved level in the fourth quarter.

BOC continues to pursue a number of opportunities for Process Gas Solutions around the world and is well placed to expand its business when contracts are awarded.

With limited help from economic growth in many of the major markets, BOC continues to focus on business efficiency programmes to support earnings growth. Together with new business, this should continue to sustain profit growth.


Contact: Christopher Marsay, Group Manager - Investor Relations Tel. 07771 730530 before 12.30pm or 01276 477222 (International +44 1276 477222)
                  thereafter

                                                     Page 7 of Total 17 Pages

Notes for editors

Serving two million customers in more than 50 countries, The BOC Group is one of the largest and most global of the world's leading gases companies. It employs nearly 43,000 people and had annual sales of nearly (pound)4.2 billion in 2001.

For more than a century BOC's gases and expertise have contributed to advances in many industries and aspects of everyday life, including steel-making, refining, chemical processing, environmental protection, wastewater treatment, welding and cutting, food processing and distribution, glass production, electronics and health care.

Two significant businesses have grown in parallel with BOC's industrial gases activities. One is BOC Edwards, which supplies ultra-high purity gases and associated equipment to the semiconductor industry and is also world-famous for its vacuum pumps; the other is Gist - a specialist logistics company serving a number of major customers including Marks & Spencer.

Print quality images of Tony Isaac, chief executive of The BOC Group and Rene Medori, finance director, may be downloaded directly from our photo library on the NewsCast website at: www.newscast.co.uk To access the library, simply register your details with that website.

More detailed presentation material will be made available on The BOC Group investor relations website www.boc.com/ir under Annual and Quarterly Reports.


                                                     Page 8 of Total 17 Pages

GROUP RESULTS
9 MONTHS TO 30 JUNE 2002



                                9 Months to 30 Jun 2002           9 Months to 30 Jun 2001              Year to 30 Sep 2001
                                                                         (restated)                    (restated)
                              --------------------------------------------------------------------------------------------------
                              Before     Except-   After       Before     Except-    After        Before      Except-    After
                              Except-    ional     Except-     Except-    ional      Except-      Except-     ional      Except-
                              ional      Items     ional       ional      Items      ional        ional       Items      ional
                              Items                Items       Items                 Items        Items                  Items
                              (pound)    (pound)   (pound)     (pound)    (pound)    (pound)      (pound)     (pound)
                              million    million   million     million    million    million      million     million    million
                              --------------------------------------------------------------------------------------------------
TURNOVER, including share     2,973.8      --      2,973.8   3,143.0      --         3,143.0    4,159.2       --         4,159.2
of joint ventures and
associates
Less: share of joint            238.5      --        238.5     244.8      --           244.8      340.0       --           340.0
ventures
Less: share of associates        26.1      --         26.1      33.3      --            33.3       46.3       --            46.3
                              --------------------------------------------------------------------------------------------------
Turnover                      2,709.2      --      2,709.2   2,864.9      --         2,864.9    3,772.9       --         3,772.9
                              ==================================================================================================

Operating profit of             312.3   (32.0)       280.3     349.3   (64.3)          285.0      458.4       (105.7)      352.7
subsidiary undertakings
Share of operating profit        46.2    (0.2)        46.0      42.5    (1.9)           40.6       59.0         (2.2)       56.8   3
of joint ventures
Share of operating profit         7.7      --          7.7      11.2    (0.3)           10.9       13.2         (0.4)       12.8
of associates
                              --------------------------------------------------------------------------------------------------
Total operating profit          366.2    (32.2)        334.0   403.0   (66.5)          336.5      530.6       (108.3)      422.3
including share of joint
ventures and associates
Profit on disposal of fixed        --      --            --       --      --              --        --           3.6         3.6
assets
Loss on disposal of                --    (17.8)        (17.8)     --      --              --        --            --          --
businesses (note 2)
                              --------------------------------------------------------------------------------------------------
Profit before interest          366.2   (50.0)        316.2    403.0   (66.5)           336.5     530.6       (104.7)      425.9
                              -----------------               ------------------                -----------------------
Interest on net debt                                  (78.8)                            (95.8)                            (123.4)
Interest on pension scheme                            (77.2)                            (80.6)                            (107.2)
liabilities
Expected return on pension                            105.0                             125.2                              166.9
scheme assets
                                                      -----                             -----                              -----
Net interest                                          (51.0)                            (51.2)                             (63.7)
                                                      -----                             -----                              -----
PROFIT ON ORDINARY                                    265.2                             285.3                              362.2
ACTIVITIES BEFORE TAX
Tax (note 3)                                          (84.0)                            (89.1)                            (104.6)
                                                      -----                             -----                              -----
Profit on ordinary                                    181.2                             196.2                              257.6
activities after tax
Minority interests                                    (19.3)                            (24.6)                             (33.5)
                                                      -----                             -----                              -----
PROFIT FOR THE PERIOD                                 161.9                             171.6                              224.1
Dividends                                            (186.6)                           (180.3)                            (180.3)
                                                      -----                             -----                              -----
Surplus/(deficit) for the                             (24.7)                            (8.7)                               43.8
period
                                                      =====                             =====                              =====

Earnings per share, basic
(note 4)
- on published profit for                             33.06p                            35.26p                              46.03p
the period
- before exceptional items                            40.40p                            43.05p                              57.51p
Earnings per share, diluted
(note 4)
- on published profit for                             32.92p                            35.16p                              45.87p
the period
- before exceptional items                            40.24p                            42.92p                              57.31p

                                                     Page 9 of Total 17 Pages

GROUP RESULTS
3 MONTHS TO 30 JUNE 2002



                                                  3 Months to 30 Jun 2002              3 Months to 30 Jun 2001
                                                                                              (Restated)
                                            ----------------------------------------------------------------------------
                                            Before      Exceptional   After        Before       Exceptional  After
                                            Exceptional Items         Exceptional  Exceptional  Items        Exceptional
                                            Items                     Items        Items                     Items
                                            (pound)     (pound)       (pound)      (pound)      (pound)      (pound)
                                            million     million       million      million      million      million
                                            ----------------------------------------------------------------------------
TURNOVER, including share of joint          1,044.2           -       1,044.2      1,017.0            -      1,017.0
ventures and associates
Less: share of joint ventures                  88.9           -          88.9         83.5           -          83.5
Less: share of associates                       8.4           -           8.4         12.9           -          12.9
                                            ----------------------------------------------------------------------------
Turnover                                      946.9           -         946.9        920.6           -         920.6
                                            ============================================================================
Operating profit of subsidiary                115.7        (9.1)        106.6        112.2       (58.9)         53.3
undertakings
Share of operating profit of joint             17.5        (0.1)         17.4         14.4       (1.9)          12.5
ventures
Share of operating profit of associates         2.6           -           2.6          3.0       (0.3)           2.7
                                            ----------------------------------------------------------------------------
Total operating profit including share of     135.8        (9.2)        126.6        129.6      (61.1)          68.5
joint ventures and associates
Loss on disposal of businesses (note 2)           -       (17.8)        (17.8)           -           -             -
                                            ----------------------------------------------------------------------------
Profit before interest                        135.8       (27.0)        108.8        129.6       (61.1)         68.5
                                            ----------------------                 -----------------------
Interest on net debt                                                    (26.1)                                 (30.5)
Interest on pension scheme liabilities                                  (25.7)                                 (26.9)
Expected return on pension scheme assets                                 35.0                                   41.8
                                                                       ------                                 ------
Net interest                                                            (16.8)                                 (15.6)
                                                                       ------                                 ------
PROFIT ON ORDINARY ACTIVITIES BEFORE TAX                                 92.0                                   52.9
Tax (note 3)                                                            (29.4)                                 (23.8)
                                                                       ------                                 ------
Profit on ordinary activities after tax                                  62.6                                   29.1
Minority interests                                                       (6.5)                                  (4.0)
                                                                       ------                                 ------
PROFIT FOR THE PERIOD                                                    56.1                                   25.1
Dividends                                                              (110.8)                                (104.8)
                                                                       ------                                 ------
Deficit for the period                                                  (54.7)                                 (79.7)
                                                                       ======                                 ======
Earnings per share, basic (note 4)
- on published profit for the period                                    11.43p                                   5.15p
- before exceptional items                                              15.36p                                  14.27p

Earnings per share, diluted (note 4)
- on published profit for the period                                    11.37p                                   5.14p
- before exceptional items                                              15.30p                                  14.23p

                                                      Page 10 of Total 17 Pages



SEGMENTAL INFORMATION
9 MONTHS TO 30 JUNE 2002

Turnover and operating profit before exceptional items by business were as follows:


                                     9 Months to 30 Jun 2002    9 Months to 30 Jun 2001     Year to 30 Sep 2001
                                                                      (Restated)                 (Restated)
                                        Turnover    Operating     Turnover     Operating     Turnover    Operating
                                                       Profit                     Profit                    Profit
                                        (pound)      (pound)      (pound)       (pound)      (pound)      (pound)
                                         million      million      million       million      million      million

Process Gas Solutions                     894.1        137.2        895.0         119.2      1,193.0        156.5
Industrial and Special Products         1,189.6        184.2      1,171.5         180.9      1,573.9        248.8
BOC Edwards                               502.4         17.1        689.4          73.8        873.1         78.8
Afrox hospitals                           190.9         20.8        215.3          22.3        287.8         32.3
Gist                                      196.8         19.8        171.8          16.7        231.4         21.3
Corporate                                     -        (12.9)           -          (9.9)           -         (7.1)
Continuing operations                   2,973.8        366.2      3,143.0         403.0      4,159.2        530.6


Turnover and operating profit before exceptional items by region were as follows:

                                     9 Months to 30 Jun 2002    9 Months to 30 Jun 2001     Year to 30 Sep 2001
                                                                      (Restated)                 (Restated)
                                        Turnover    Operating     Turnover     Operating     Turnover    Operating
                                                       Profit                     Profit                    Profit
                                        (pound)      (pound)      (pound)       (pound)      (pound)      (pound)
                                         million      million      million       million      million      million
Europe                                    793.3        113.7        757.2         117.1      1,002.5        165.5
Americas                                  972.7         91.1      1,077.0         119.2      1,387.5        137.2
Africa                                    328.4         42.4        375.0          48.2        505.6         69.4
Asia/Pacific                              879.4        119.0        933.8         118.5      1,263.6        158.5
Continuing operations                   2,973.8        366.2      3,143.0         403.0      4,159.2        530.6


                                                       Page 11 of Total 17 Pages

SEGMENTAL INFORMATION
3 MONTHS TO 30 JUNE 2002

Turnover and operating profit before exceptional items by business were as follows:



                            3 Months to 30 Jun 2002     3 Months to 30 Jun 2001
                                                           (Restated)
                            Turnover     Operating      Turnover    Operating
                                            Profit                     Profit
                            (pound)       (pound)      (pound)       (pound)
                             million       million      million       million

Process Gas Solutions         302.8          50.2         302.1         40.7
Industrial and Special        421.3          64.3         396.8         63.5
Products
BOC Edwards                   185.4           9.1         185.7         13.6
Afrox hospitals                69.2           8.8          76.0          8.1
Gist                           65.5           7.9          56.4          6.6
Corporate                         -          (4.5)            -         (2.9)
Continuing operations       1,044.2         135.8       1,017.0        129.6



Turnover and operating profit before exceptional items by region were as follows:



                       3 Months to 30 Jun 2002     3 Months to 30 Jun 2001
                                                        (Restated)
                        Turnover     Operating      Turnover    Operating
                                       Profit                     Profit
                        (pound)       (pound)      (pound)       (pound)
                         million       million      million       million

Europe                   275.5          40.4         240.0         39.6
Americas                 333.0          35.8         342.5         35.5
Africa                   118.5          15.1         130.8         14.8
Asia/Pacific             317.2          44.5         303.7         39.7
Continuing operations  1,044.2         135.8       1,017.0        129.6

                                                      Page 12 of Total 17 Pages

CONDENSED BALANCE SHEET
AT 30 JUNE 2002


                                         At 30 Jun 2002     At 30 Sep 2001
                                                                (Restated)

                                         (pound)million     (pound)million



Fixed Assets
- Intangible assets                              136.5               48.1
- Tangible assets                              3,192.3            3,168.6
- Joint ventures, associates
 and other investments                           474.5              449.8
Working capital (excluding bank
 balances and short-term loans)                  230.4              257.0
Deferred tax provisions                         (294.3)            (294.3)
Other non current liabilities
and provisions                                  (197.4)            (184.3)
Net borrowings and finance leases             (1,395.0)          (1,272.1)
Net assets excluding pension assets
and liabilities                                2,147.0            2,172.8
Pension assets                                   109.0              107.0
Pension liabilities                              (70.2)             (56.0)
Net assets including pension assets
and liabilities                                2,185.8            2,223.8
Shareholders' capital and reserves             2,049.9            2,086.2
Minority shareholders' interests                 135.9              137.6
                                               2,185.8            2,223.8


                                                      Page 13 of Total 17 Pages


CASH FLOW
9 MONTHS TO 30 JUNE 2002

                                                                       9 Months to     9 Months to         Year to
                                                                       30 Jun 2002     30 Jun 2001     30 Sep 2001
                                                                                        (Restated)      (Restated)
                                                                    (pound)million  (pound)million  (pound)million

TOTAL OPERATING PROFIT before exceptional items                             366.2           403.0           530.6
Depreciation and amortisation                                               246.7           248.7           329.5
Operating profit before exceptional items of joint ventures                 (46.2)          (42.5)          (59.0)
Operating profit before exceptional items of associates                      (7.7)          (11.2)          (13.2)
Changes in working capital and other items                                  (19.8)          (51.3)           51.7
Exceptional cash items                                                      (37.4)          (28.1)          (51.8)
NET CASH INFLOW FROM OPERATING ACTIVITIES                                   501.8           518.6           787.8

DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES                                 24.1             8.9            23.5

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE                             (88.9)          (78.0)          (87.2)

TAX PAID                                                                    (75.6)          (81.8)         (100.6)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT                               (235.4)         (231.7)         (311.9)

ACQUISITIONS AND DISPOSALS                                                 (201.1)         (126.3)         (133.6)

EQUITY DIVIDENDS PAID                                                       (75.8)          (75.5)         (180.3)

NET CASH OUTFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING              (150.9)          (65.8)           (2.3)


                                                      Page 14 of Total 17 Pages


CASH FLOW
3 MONTHS TO 30 JUNE 2002

                                                                                      3 Months to     3 Months to
                                                                                      30 Jun 2002     30 Jun 2001
                                                                                                       (Restated)
                                                                                   (pound)million  (pound)million

TOTAL OPERATING PROFIT before exceptional items                                            135.8           129.6
Depreciation and amortisation                                                               83.8            82.7
Operating profit before exceptional items of joint ventures                                (17.5)          (14.4)
Operating profit before exceptional items of associates                                     (2.6)           (3.0)
Changes in working capital and other items                                                   9.2            24.4
Exceptional cash items                                                                     (15.8)          (12.5)

NET CASH INFLOW FROM OPERATING ACTIVITIES                                                  192.9           206.8

DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES                                                18.9             3.9

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE                                            (31.8)          (14.2)

TAX PAID                                                                                   (27.1)          (32.8)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT                                               (80.6)          (77.1)

ACQUISITIONS AND DISPOSALS                                                                 (72.9)         (121.9)

EQUITY DIVIDENDS PAID                                                                          -              -

NET CASH OUTLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING                                (0.6)          (35.3)


                                                      Page 15 of Total 17 Pages

NOTES


1 The operating exceptional items in the period to 30 June 2002 comprise the following:
        a)  restructuring charges:(pound)27.3 million
        b) costs directly attributable to the failed take-over bid:(pound)4.9 million.
2 The loss on disposal of businesses in the period to 30 June 2002 comprises the following:
        a) loss on termination of the Process Plants business:(pound)20.8 million
        b)  profit on disposal of other businesses:(pound)3.0 million.
3 Overseas tax included in the tax charge amounted to(pound)53.3 million (9 months to 30 June 2001: (pound)56.9 million, year to 30 September 2001:(pound)66.4 million).
        Joint ventures' tax amounted to(pound)3.8 million
        (9 months to 30 June 2001:(pound)3.0 million, year to 30 September 2001:
        (pound)4.3 million).  Associated undertakings' tax amounted to(pound)
        1.5 million (9 months to 30 June 2001:(pound)1.9 million, year to 30 September 2001:(pound)2.7 million).
4 The number of shares used in the basic earnings per share calculation was 489.8 million (9 months to 30 June 2001: 486.7 million, year to 30 September 2001: 486.9 million). The number of shares used in the diluted earnings per share calculation was 491.8 million (9 months to 30 June 2001: 488.1 million, year to 30 September 2001: 488.6 million). These figures include an adjustment for own shares held by an employee share ownership plan (ESOP) trust.
5 The results for the 9 months to 30 June 2002 have been prepared on an accounting basis consistent with that applied in the financial year to 30 September 2001, except for changes arising from the adoption of two new accounting standards, FRS17 - Retirement benefits and FRS19 - Deferred tax. Comparative figures have been restated accordingly.
6 Financial information for the year to 30 September 2001 has been based on the full Group accounts for that period. The 2001 accounts received an unqualified audit report and have been delivered to the Registrar of Companies.

                                                      Page 16 of Total 17 Pages

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: August 6, 2002



                                      By: /s/ C A Hunt
                                          ---------------------
                                          Name:  Carol Anne Hunt
                                          Title: Deputy Company Secretary


                                                      Page 17 of Total 17 Pages